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                                                                      EXHIBIT 13


                            JEVIC TRANSPORTATION INC.

                                                            Company Headquarters
                                                                  700 Creek Road
                                                                Delanco NJ 08075

                               Analyst Contact: Brian Fitzpatrick 1-800-257-0427
                                   Media Contact: Peter A. Robinson 609-764-6794

6/7/99

FOR IMMEDIATE RELEASE:

                 JEVIC TRANSPORTATION INC. AGREES TO BE ACQUIRED
                            FOR $14 PER SHARE IN CASH

DELANCO, NJ - June 7, 1999 - Jevic Transportation Inc (Nasdaq: JEVC) announced today that it had entered into a definitive agreement under which Yellow Corporation (Nasdaq: YELL) will commence a tender offer to acquire all shares of Jevic stock at a cash price of $14 per share. Upon completion of the tender, Jevic will become part of Yellow Corporation's newly formed multi-regional transportation services holding company. The new carrier group would become one of the nation's largest multi-regional LTL transportation companies.

The value of the acquisition, including debt assumption, is approximately $200 million. It will be financed through cash on-hand at Yellow Corporation and existing Yellow Corporation debt facilities and could be completed early in the third quarter of 1999. Completion of the tender offer and subsequent merger is subject to certain customary conditions, including the receipt of regulatory approval.

The merger agreement is subject to termination by Jevic in the event it receives a superior unsolicited third party offer, subject to the payment to Yellow Corporation of a termination fee of $4.75 million and reimbursement of up to $1 million of Yellow Corporation's expenses, and subject to satisfaction of certain other conditions.


                                     -more-

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Jevic also announced members of its management and certain related family trusts have agreed to tender their Jevic shares, constituting approximately 53% of the outstanding shares of Jevic stock, to Yellow Corporation. This agreement would terminate in the event Jevic's merger agreement with Yellow Corporation were to terminate.

"Joining a group of excellent regional companies is an exciting opportunity for Jevic," said Harry Muhlschlegel, who will remain as Chief Executive Officer of Jevic. "Of most importance to our employees and customers are the vast benefits this transaction provides. This agreement will provide the necessary resources required for swifter and deeper target market penetration. And this will have an immediate and very positive impact on our ability to expand our geographic reach for our customers. We see both cost saving and revenue generating opportunities."

Jevic is a fully integrated regional and inter-regional less-than-truckload and partial-truckload carrier of general commodity freight in the United States. Jevic's operating system combines the high revenue yield characteristics of less-than-truckload carriers with the operating flexibility and low fixed costs of truckload carriers. Jevic, a New Jersey corporation, has its headquarters and main regional facility in Delanco, New Jersey, in the Philadelphia Metropolitan area.